Exhibit 99.1

News Release #44/2012
2012-09-04

Baja Mining Provides Update on Stage II Funding Decision

Vancouver, September 04, 2012 – Baja Mining Corp. (“Baja”) (TSX: BAJ - OTCQX: BAJFF) reports that it has been informed by the Korean consortium (the “Consortium”) that the Consortium was unable to make a decision regarding Stage II funding by August 30, 2012 (as previously announced by Baja on July 26, 2012), but continues its current due diligence and transition planning process toward that decision.

The Consortium continues to evaluate whether to contribute the additional funding necessary to bring the Boleo project to completion. The Consortium is also discussing with the lenders the re-activation of Minera y Metalúrgica del Boleo S.A. de C.V. (“MMB”) credit facilities.

The standstill agreement with MMB's lenders remains in effect until September 15, 2012. The Consortium has the option under the current standstill agreement to extend the standstill period by committing further funds necessary to fund MMB operations during such extension and as agreed with MMB's lenders.

Baja has been advised that the Consortium will elect whether to proceed with Stage II funding upon completion of its due diligence. Baja has agreed to waive the August 30, 2012 decision date referenced in the term sheet in order to provide the Consortium with the opportunity to complete its diligence.

For further information please contact Baja’s Interim CEO Tom Ogryzlo at 604 685 2323 or via email info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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